SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
Commission File Number—333-89061
NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K	☐ Form 20-F	☐ 1Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:			March 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Holley Performance Products Inc. Full name of registrant
Former name if applicable
1801 Russellville Road Address of principal executive office (Street and number)
Bowling Green, Kentucky 42101 City, state and zip code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof,
☒	will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As of this date, Holley Performance Products Inc. ("Holley") is finalizing its financial statements as of and for the three month period ended March 30, 2003. Completion of these financial statements has been delayed as a result of transitioning from the company's former accounting firm to its new accounting firm. Based on the above, Holley cannot complete its report for the three month period ended March 30, 2003 before May 14, 2003, and therefore, Holley cannot file its Form 10-Q within the prescribed time period. Holley intends to file its Form 10-Q upon completion of its March 30, 2003 financial statements and upon completion of a review thereon by the company's new accountants.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas W. Tomlinson (Name)	(270) (Area Code)	782-2900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Holley Performance Products Inc. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 14, 2003	By:	/s/ THOMAS W. TOMLINSON Thomas W. Tomlinson Chief Financial Officer